Dealerweb Inc.

(SEC I.D. No. 8-38103)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2021 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38103

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/2021_ AND ENDING _12/31/2021_

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Dealerweb Inc._

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Plaza Five, Harborside Financial Center
<center>(No. and Street)</center>

Jersey City	_NJ_	_07311_
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Cotter	_646-484-2929_	_cotter@dealerweb.com_
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
<center>(Name – if individual, state last, first, and middle name)</center>

30 Rockefeller Plaza	_New York_	_NY_	_10112-0015_
(Address)	(City)	(State)	(Zip Code)

_10/20/2003_	_34_
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Dealerweb Inc.
Index
December 31, 2021



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Stockholder of Dealerweb Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealerweb Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2022

We have served as the Company's auditor since 2019.

Dealerweb Inc.
Statement of Financial Condition
December 31, 2021 (in thousands)

Assets

Cash and cash equivalents	$	98,717
Cash segregated under federal regulations		1,000
Receivables from brokers and dealers and clearing organizations		13,487
Deposits with clearing organizations		7,549
Right-of-use assets		331
Memberships in clearing organizations		2,392
Receivables from parent and affiliates		3,421
Deferred tax asset		9,532
Accrued income		903
Other assets		925
Total assets	$	138,257

Liabilities and Stockholder's Equity

Liabilities

Payable to brokers and dealers and clearing organizations	$	1,334
Accrued compensation		28,736
Accounts payable, accrued expenses and other liabilities		8,769
Lease liability		354
Payable to parent and affiliates		5,098
Total liabilities		44,291

Stockholder's Equity

Class A common stock		1
Class B common stock		-
Additional paid-in capital		56,908
Retained earnings		61,684
		118,593
Common stock in treasury, at cost (36,022 shares)		(24,627)
Total equity		93,966
Total liabilities and stockholder's equity	$	138,257

The accompanying notes are an integral part of this financial statement.

Dealerweb Inc.
Notes to Statement of Financial Condition
December 31, 2021

1.   **Nature of Operations**

Dealerweb Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company operates as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities. The Company operates an electronic trading system primarily for U.S. Treasury and Agency mortgage-backed securities.

Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

2.   **Significant Accounting Policies**
The following is a summary of significant accounting policies:

Basis of Accounting
The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months.

Allowance for Credit Losses
The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of the Company's counterparties is also performed.

Revenue Recognition
The Company earns commission revenue from its electronic and voice brokerage services on a riskless principal basis. Securities transactions and related commission revenue for brokerage transactions are recognized and recorded on a trade-date basis.

Fair Value Measurement
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date

(the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, *Fair Value Measurement*, prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the financial statement as of December 31, 2021, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2021					
Assets					
Money market funds	83,000	83,000	-	-	83,000
	$ 83,000	$ 83,000	$ -	$ -	$ 83,000

The Company's money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the financial statement as of December 31, 2021, in thousands, have been categorized based upon the fair value hierarchy as follows:

Dealerweb Inc.
Notes to Statement of Financial Condition
December 31, 2021

	Carrying Value	Quoted Prices in active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2021					
Assets					
Cash	$ 15,717	$ 15,717	$ -	$ -	$ 15,717
Cash segregated under federal regulations	1,000	1,000	-	-	1,000
Receivable from brokers and dealers and clearing organizations	13,487	-	13,487	-	13,487
Deposits with clearing organizations	7,549	7,549	-	-	7,549
Memberships in clearing organizations	2,392	-	-	2,392	2,392
	$ 40,145	$ 24,266	$ 13,487	$ 2,392	$ 40,145
Liabilities					
Payable to brokers and dealers and clearing organizations	$ 1,334	$ -	$ 1,334	$ -	$ 1,334
	$ 1,334	$ -	$ 1,334	$ -	$ 1,334

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets or liabilities. The memberships in clearing organizations is classified within level 3 of the fair value hierarchy because the valuation requires assumptions that are both significant and unobservable.

Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

Income Taxes
The Company is subject to U.S. federal, state and local income taxes with respect to its taxable income. The Company is included in the consolidated federal income tax return and combined state income tax returns with its Parent. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company currently records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures the deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. The Company believes that it is more likely than not that it will be able to realize its deferred tax assets in the future; therefore, no valuation allowance is necessary.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the statement of financial condition.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for as equity awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to retained earnings.

For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of TWMI's Class A common stock on the grant date.

Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of performance-based conditions for TWMI, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

Prior to the IPO, the TWMI awarded options to management and other employees, including employees of the Company (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense in the statement of income over the requisite service period, with an offsetting increase to retained earnings.

Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.

Business Segments

The Company's operations constitute a single business segment derived substantially in the United States of America.

3. **Cash and Cash Equivalents**

At December 31, 2021, cash and cash equivalents include an investment in money market funds of $83 million with major financial institutions.

4. **Deposits With Clearing Organizations**

Deposits with clearing organizations consists of cash.

5. **Cash Segregated Under Federal Regulations**

   Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of other broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2021 cash in the amount of $1,000,000 has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.

6. **Receivable from and Payable to Brokers and Dealers and Clearing Organizations**

   Receivable from and payable to brokers and dealers and clearing organizations includes commissions receivable and other receivables and payables. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers.

7. **Leases**

   The Company recognizes a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The Company accounts for an option to extend a lease when the option is reasonably certain to be exercised. The asset reflects the present value future minimum lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of future minimum lease payments. The Company has elected to account for non-lease components in a contract as part of the single lease component to which they are related.

   Significant assumptions and judgements in calculating the right-of-use assets and lease liability include the determination of the applicable borrowing rate for each lease.

   Activity related to the Company's leases for the year ended December 31, 2021, in thousands, is as follows:

	Amount
Cash for amounts included in the measurement of operating liability	$ 323
Right-of-use assets obtained in exchange for operating liabilities	$ -

At December 31, 2021 the weighted average borrowing rate and weighted average lease terms are as follows:

	Amount
Weighted average borrowing rate	0.05%
Weighted average remaining lease term (years)	0.02

The following table presents the maturity of lease liabilities as of December 31, 2021:

	Amount
2022	332
2023	28
Total future minimum lease payments	360
Less imputed interest	(6)
Lease liability	$ 354

The Company has been named as a defendant, along with other financial institutions, in antitrust actions (consolidated into two actions) relating to trading practices in United States Treasury securities auctions. The cases were dismissed in March 2021, with the Court granting the Plaintiffs leave to further amend the complaint by no later than May 14, 2021. The plaintiffs filed an Amended Complaint on or about May 14, 2021, and the Company served its motion to dismiss on Plaintiffs on June 14, 2021. The motions to dismiss were fully briefed on August 4, 2021. In the event the matter is not dismissed, the Company intends to continue to vigorously defend its position, and believes that it has meritorious defenses to the Amended Complaint. At this time, the Company cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to its pending legal proceedings, including the matters described above, and therefore does not have any contingency reserves established for any of these matters.

9. **Income Taxes**

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

The components of the Company's deferred tax assets of $9.5 million is composed primarily of future tax benefits of $6.4 million related to goodwill and intangibles and $3.1 million related to employee compensation.

At December 2021, the total amount of unrecognized tax benefits, including interest and penalties was $1.0 million. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months.

Dealerweb Inc.
Notes to Statement of Financial Condition
December 31, 2021

10. Stock Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs"), restricted share units ("RSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs vest one-third each year over a three-year period.

Prior to the IPO, Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if Markets achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options granted prior to the initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $61,379,000 which exceeded its requirement of $2,931,000 by $58,448,000. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1.

12. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

13. **Related Party Transactions**

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

Under a service agreement between the Company and DW SEF LLC ("DW SEF"), the Company provides DW SEF with certain receipt collection, payroll, benefits and administrative services relating to DW SEF's business. Fees on the agreement are based on actual costs incurred by the Company. On a monthly basis, the Company settles the net receivable or payable with DW SEF LLC via Receivables from and Payable to parent and affiliates. Receivables from and Payable to parent and affiliates balances with other Markets' entities are settled in the same manner.

14. **Subsequent Events**

There were no subsequent events requiring adjustment to the statement of financial condition or disclosure through March 1, 2022 the date that the Company's statement of financial condition was issued.